11g



03054746

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C. 181 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 48259

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North Robinson Avenue, Suite 200
(No. and Street)

Oklahoma City	Oklahoma	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Frager 405-235-5715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211 North Robinson Avenue, Suite 1200,	Oklahoma City,	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert O. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (the "Company"), as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman and Chief Executive Officer

Title



Notary Public


NOTARY
SEAL
PUBLIC
ALTHEA R. ROBERTS
Oklahoma County
Notary Public in and for
State of Oklahoma
My commission expires July 9, 2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$ 565,915
RECEIVABLE FROM CLEARING ORGANIZATION	906,675
SECURITIES OWNED - AT MARKET, pledged to clearing organization	737,618
ACCRUED INTEREST RECEIVABLE	1,931
INCOME TAX RECEIVABLE	71,877
GOODWILL, net	90,203
OTHER ASSETS	58,882
	$2,433,101

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued liabilities	$ 457,165
Payable to clearing organization	838,093
Total liabilities	1,295,258
COMMITMENTS AND CONTINGENCIES (note G)	-
STOCKHOLDER'S EQUITY	
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000
Additional paid-in capital	481,777
Retained earnings	626,066
	1,137,843
	$2,433,101

The accompanying notes are an integral part of this statement.